Kadem Sustainable Impact Corporation

152 West 57th Street, 52nd Floor

New York, NY 10019

March 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Kadem Sustainable Impact Corporation Registration Statement on Form S-1 Filed February 26, 2021 File No. 333-253595

Ladies and Gentlemen:

Set forth below are the responses of Kadem Sustainable Impact Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2021, with respect to the Registration Statement on Form S-1, File No. 333-253595, filed with the Commission on February 26, 2021. The Company has filed Amendment No. 1 to the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Registration Statement on Form S-1 filed February 26, 2021

General

1.

Please reconcile the disclosure in the notes under the fee table and on page 137 regarding the number of shares subject to the overallotment option. Please also reconcile the disclosures on pages F-13 and F-16 regarding the number of warrants the Sponsor will purchase in a concurrent private placement.

RESPONSE: The Company respectfully advises the Staff that it is currently contemplated that the number of units, each consisting of one share of Class A common stock and one-half of one warrant, that may be issued upon exercise of the over-allotment option is 2,625,000. Accordingly, the Company has revised the disclosure on page 138 of the Registration Statement in response to the Staff’s comment.

The Company respectfully advises the Staff that it is currently contemplated that the Sponsor will purchase an aggregate of 4,875,000 private placement warrants (or 5,400,000 private

Securities and Exchange Commission

March 9, 2021

The Company respectfully advises the Staff that it is currently contemplated that the Sponsor will purchase an aggregate of 4,875,000 private placement warrants (or 5,400,000 private placement warrants if the underwriters’ over-allotment option is exercised in full). The Company further advises the Staff that the 3,500,000 private placement warrants referred to on page F-16 of the Registration Statement refer only to the number of warrants attributable to the interest that Tenor Opportunity Master Fund, Ltd. owns in the Sponsor. Accordingly, the Company does not believe that the disclosures on pages F-13 and F-16 regarding the number of private placement warrants that the Sponsor will purchase are inconsistent.

Provisions in our amended and restated certificate of incorporation . . ., page 58

2.

Please revise to clarify the scope of the provision cited in this risk factor as it relates to claims arising under the Securities Act and the Exchange Act. While you cite the jurisdictional requirements of those statutes, it is unclear from your disclosure whether your certificate of incorporation is consistent with those requirements. For example, does your certificate of incorporation require concurrent jurisdiction of state and federal courts for claims arising under the Securities Act?

RESPONSE: The Company has revised the disclosure on page 58 of the Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

March 9, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

                                                                  Very truly yours,

                                                                   Kadem Sustainable Impact Corporation

                                                                   By: /s/ Charles Gassenheimer

                                                                   Name: Charles Gassenheimer

                                                                   Title: Chief Executive Officer

cc:	Ramey Layne, Vinson & Elkins L.L.P. Brenda Lenahan, Vinson & Elkins L.L.P. Derek Dostal, Davis Polk & Wardwell LLP Deanna Kirkpatrick, Davis Polk & Wardwell LLP